

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Via E-mail
James G. Petcoff
Chairman and Chief Executive Officer
Conifer Holdings, Inc.
550 West Merrill Street, Suite 200
Birmingham, Michigan 48009

> **Re:** **Conifer Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 7, 2015**
> **CIK No. 0001502292**

Dear Mr. Petcoff:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General, page ii

1. We note your statements, "Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information." It is not appropriate to infer that you are not liable for statements included in your registration statement.  Please revise your disclosure here and on page 37 to delete the statements referenced above.

Prospectus Summary
Market Opportunity
Our Growth and Operating Strategies, page 3

2. Notwithstanding your definitions of a hard market and soft market in the Glossary of Industry and Other Terms section on page 134, please expand your disclosure in this

section to provide a description of the difference between a hard insurance market and a soft insurance market when you first use these terms.

Our Competitive Strengths, page 4

3. We note that in limited circumstances you use "managing general agencies" to underwrite policies. Please revise your disclosure in the second bullet point of this section to describe these "managing general agencies."

Our Structure, page 5

4. Please revise your organizational chart to include the 50% owner(s) of VAHI other than SIA.

5. Please revise your organizational chart to more prominently display whether each of your subsidiaries is an insurance operating company or an agency. Please also provide a brief explanation of the functions or operating activities of each subsidiary in the organizational chart or immediately following the chart.

Corporate Information, page 6

6. Please file the lease agreement pertaining to your corporate headquarters as an exhibit.

Risks Factors

7. We note your disclosure on page 120 that your amended and restated bylaws will contain an exclusive forum provision which states that the courts of the State of Michigan located in Oakland County and the United States District Court for the Eastern District of Michigan will be the exclusive forum for any derivative action or proceeding brought on the company's behalf, any action asserting a claim of breach of fiduciary duty owed by any of the company's directors, officers or employees to the company or its shareholders, any action asserting a claim against the company arising pursuant to the MBCA or any actions asserting a claim otherwise governed by the State of Michigan's internal affairs doctrine. Please include an appropriately titled risk factor disclosing that your amended and restated bylaws will include the exclusive forum provision described above. Please also highlight that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for the disputes listed above and may discourage lawsuits with respect to such claims.

Risks Related to Our Business and Industry
A decline in our financial strength rating may result in a reduction of new…, page 12

8.  Please revise your disclosure in this risk factor to provide a description of the A.M. Best rating structure and what a rating of B++ for CIC and a rating of B+ for WPIC says about the condition of these subsidiaries.

9.  Please expand your disclosure in this risk factor to provide the ratings for ACIC.

10. We note that the last sentence of this risk factor cross-references to a subsection entitled "Ratings" located under the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations; however, no such Ratings subsection appears to exist.  Please revise your cross reference accordingly.

Our investment portfolio is subject to significant market and credit risks, which could…, page 13

11. Please expand the second paragraph of this risk factor to disclose the weighted interest rate of your fixed income portfolio during the last completed fiscal year.

Our actual incurred losses may be greater than our loss and loss adjustment expense…, page 15

12. Please provide an additional bullet point discussing how the difficulties of estimating IBNR losses contribute to the overall difficulty of estimating loss reserves.

Any debt service obligations will reduce the funds available to other business…, page 16

13. The title of this risk factor makes reference to risks associated with debt service obligations and the terms and covenants associated with your current or future indebtedness; however, your risk factor discussion does not address either of these items. Please expand your risk factor to describe your payment obligations under your current revolving line of credit and two term loans and the terms and covenants relating to your current indebtedness and how they could adversely impact your financial performance, liquidity and operating and financial flexibility.

Use of Proceeds, page 38

14. Please revise your disclosure to provide the amount of proceeds that will be used for each purpose listed in the second paragraph of this section.  Please make confirming revisions in the other areas of your prospectus where you provide a discussion of how proceeds from this offering will be used.

15. With regard to the portion of proceeds to be used to pay down your senior debt, if such indebtedness was incurred within one year, please describe the use of the proceeds of

such indebtedness other than short-term borrowing used for working capital. Please see Instruction 4 to Item 504 of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 50

16. We note that in the second paragraph of this section, you provide information regarding your commercial lines. Please add a paragraph immediately following the second paragraph which provides the same information for your personal lines.

17. In the third full paragraph on page 51, you state that you implemented significant modifications to your underwriting guidelines, removed unprofitable agents, eliminated certain broad coverage forms, as well as raised rates for your Midwest homeowner policies. Please expand your disclosure to describe the modifications to your underwriting guidelines, describe which broad coverage forms you eliminated and describe the rate increases you implemented.

Premiums, page 53

18. Please provide the meaning and significance of "quota share reinsurance arrangements" the first time you reference them in this section.

Losses and Loss Adjustment Expenses, page 54

19. Your "Losses and Loss Adjustment Expenses" increased significantly from $15.8 million in FY 2013 to $40.7 million in FY 2014. You state that the increase "was mainly the result of higher losses in Midwest homeowners, and, personal automobile products." Please expand your disclosure to explain in more detail the underlying reasons for the increased losses and their related costs. For example, if there are specific catastrophic events that occurred in the Midwest please identify those and quantify the related losses. Further, while you have quantified weather-related and underwriting losses, these items only make up $13.7 million of the total $24.9 million increase in losses. Revise as necessary to explain the remaining increase in losses.

20. In addition to the above, revise to explain in more detail your statement that "the 2014 results were largely driven by the commercial lines accident year loss ratio of 59.5% offset by personal lines at 88.7%."

21. In the fourth paragraph of this section, please revise the second sentence of the paragraph to describe the reasons for the decrease in your specialty homeowners loss ratio in 2014. In this regard, we note that references to a "significant decrease in the rate of your reinsurance," and "greater efficiencies of scale achieved in your reinsurance procurement" in the second sentence of this paragraph provide a vague explanation of the decrease.

Business
Our History, page 81

22. In the fourth paragraph of this section, you discuss the formation of a pure captive insurance company domiciled in the District of Columbia called Red Cedar Insurance Company which allows you to take a mezzanine layer of reinsurance exclusively for CIC and WPIC.  Please expand your disclosure to explain the function of a "pure captive insurance company" and what you mean by taking a "mezzanine layer" of reinsurance.

Ratings, page 99

23. Please expand your disclosure regarding your ratings to describe the full rating structure for AM Best and Demotech and what your subsidiaries' ratings by each agency says about their condition.  Also, please disclose how changes in ratings have affected or could affect liquidity or your ability to write new policies.

Management
Conifer Holdings, Inc. 2015 Omnibus Plan (the "2015 Omnibus Plan"), page 107

24. In the first paragraph of this section, you state that the 2015 Omnibus Plan has been filed as an exhibit to the registration statement; however, your exhibit index does not have the plan listed as an exhibit.  Please file the 2015 Omnibus Plan as an exhibit to the registration statement.

Other Comments

25. We note that you have still not filed a number of additional exhibits. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

26. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.  Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Donald J. Kunz, Esq.
        Honigman Miller Schwartz and Cohn LLP